February 14, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CancerVax, Inc.
Offering Statement on Form 1-A
File No. 024-12369

Ladies and Gentlemen:

We are in receipt of your letter dated January 8, 2024. We have prepared the below responses to your comments and have also amended the Offering Statement on Form 1-A and Preliminary Offering Circular for CancerVax, Inc. (“CancerVax” or the “Company”), as indicated.

Cover Page

1.	Please update your cover page to include a cross-reference to the “Securities Being Offered” section. Refer to Item 1(d) of Form 1-A (Part II).

RESPONSE: The Company has updated its cover page to include a cross-reference to the “Securities Being Offered” section.

2.	Please amend the table on your cover page to comply with the tabular disclosure required by Item 1(e) of Form 1-A (Part II) for best efforts offerings. As currently drafted, your table does not include a column entitled “Proceeds to other persons.”

RESPONSE: The Company has amended the table on the cover page to include a column entitled “Proceeds to other persons,” in compliance with the tabular disclosure required by Item 1(e) of Form 1-A (Part II) for best efforts offerings.

Summary, page 3

3.	Please include a description of the ownership Bountiful Capital, LLC on an as converted basis in the summary.

RESPONSE: The Company has included a description of the ownership of Bountiful Capital, LLC on an as converted basis in the summary.

Risk Factors, Page 6

4.	Please include a description of the jury trial provision in the Risk Factors section of the offering circular. In this regard, we note that you disclose on page 5 that investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.

RESPONSE: The Company has included a description of the jury trial provision in the Risk Factors section of the offering circular on page 27.

Voting Control is in the hands of a few large stockholders, page 27

5.	Identify the stockholders who individually, or together as a group, have voting control and quantify their percentage ownership on an as converted basis.

RESPONSE: The Company has identified the stockholders who individually, or together as a group, have voting control and qualified their percentage ownership on an as converted basis.

Series A Preferred Stock issued to an investor with certain preferential rights, upon conversion thereof, will cause dilution …, page 28

6.	Please revise the risk factor discussion and “Series B Preferred Stock issued to an investor...” to clarify how many shares will be issued upon conversion of the Series A Preferred Stock and the Series B preferred Stock, and that the Company currently has sufficient authorized shares of common stock to satisfy such conversion.

RESPONSE: The Company has revised the risk factor discussion and “Series B Preferred Stock issued to an investor…” to clarify how many shares will be issued upon conversion of the Series A Preferred Stock and the Series B Preferred Stock, and that the Company currently has sufficient authorized shares of common stock to satisfy such conversion. Please see page 28 of the Offering Circular.

Plan of Distribution

Forum Selection Provision, page 34

7.	We note your disclosure that the subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against your company based on the agreement to be brought in a state or federal court in Nevada. However, we note that Section 6 of the Common Stock Subscription Agreement specifies that while the Subscription Agreement shall be governed and construed in accordance with the laws of the Nevada, that the subscriber and you consent to the jurisdiction of any state or federal court within California. Please update your disclosure accordingly or otherwise advise.

RESPONSE: The Company has updated the Forum Selection Provision and Common Stock Subscription Agreement to clarify that the subscriber and the Company consent to the jurisdiction of any state or federal court within Nevada.

Use of Proceeds to Issuer, page 35

8.	Please state whether or not offering proceeds will be used to compensate or otherwise make payments to your officers or directors. Refer to Item 6, Instruction 2 of Form 1-A (Part II).

RESPONSE: The Company has clarified that offering proceeds will be used to compensate or otherwise make payments to its officers or directors.

9.	Please explain how you intend to allocate your proceeds across your ongoing projects. Additionally, describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. Refer to Item 6, Instruction 3 of Form 1-A (Part II). For example, to the extent less than all of the securities being qualified are sold, explain how you will adjust the conduct of your operations. If you will focus on one or two candidates at the expense of other(s), please identify the candidate(s) you intend to prioritize.

RESPONSE: The Company has explained how it intends to allocate its proceeds across its ongoing projects, and added a description of all anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold.

Intellectual Property, page 49

10.	Please revise to include a current description of your intellectual property portfolio on page 50. In this regard, we note on page 36 that you subsequently filed an international patent application PCT) in 2022. In addition, for each material patent application, filed by you or UCLA, please describe the type of patent protection, such as composition of matter, use or process, and expected expiration dates.

RESPONSE: The Company has revised to include a current description of its intellectual property portfolio on page 50. For each material patent application, filed by either the Company or UCLA, the Company has included a description of the type of patent protection, such as composition of matter, use or process, and expected expiration dates.

License, Royalty and Collaboration Agreements

Sponsored Research Agreement between the Company and The Regents of The University of California, page 50

11.	We note your heading “License, Royalty and Collaboration Agreements.” However, all of your agreements appear to be research agreements. Please describe your material license, royalty and collaboration agreements or revise your heading to clarify that all of your material agreements are research agreements.

RESPONSE :We have revised our heading to clarify that all of our material agreements are research agreements, and have retitled this section.

12.	With respect to the Sponsored Research Agreements, please clarify the following:

● What is the current status of the 24-month research program with Regents? We note your disclosure indicates the agreement was entered into in July 2022, and the program “will be” conducted at UCLA and “commenced” on July 15, 2022. Please revise to clarify.

● What is the the current status of the 12-month research program entered into on May 12, 2021? We note your disclosure that is a 12 month program, that it “commenced” on May 12, 2021, that it “will” focus on developing immunotherapies, etc. Please revise your disclosure accordingly.

● Clarify which Research Agreement the $574,501 related to and if the entire amount has been paid. If a similar funding requirement exists with respect to the other Research Agreement with Regent, please disclose this information.

● To the extent the agreements provide for additional payments in the event that Regents achieves certain milestones, please disclose this information and quantify the maximum amounts payable under each agreement.

● With respect to a “Subject Invention,” please clarify which agreement this disclosure relates to and whether you are conducting separate research in this area. If not, clarify that it is expected that Regents will have sole ownership of all rights to “Subject Inventions” because Regents is conducting the research and you will have the first right to negotiate an option or license. Alternatively, describe the research you are conducting. Provide similar information with respect to the other Research Agreement.

● To the extent that the Research Agreements have been extended, terminated or expired, please clarify.

RESPONSE: We have revised the Offering Circular to address your questions regarding the Sponsored Research Agreements; please see the revisions on pages 49-50 of the Offering Circular., the Company has clarified the following:

Security Ownership of Management and Certain Security Holders, page 60

13.	Please include the ownership of Bountiful Capital, LLC in the table and identify the individual(s) with voting and investment control of the shares held by Bountiful.

RESPONSE: The Company has included the ownership of Bountiful Capital, LLC in the table and identified the individual(s) with voting and investment control of the shares held by Bountiful.

Notes to Financial Statements

Note 6 – Mezzanine, page F-27

14.	The conversion ratio of the Series A Preferred Stock disclosed here does not agree with the conversion ratio disclosed on page 63 due to the reverse split of January 24, 2022. Please revise or advise.

RESPONSE: The Company has updated the conversion ratios on the Series A Preferred Stock and on page 63 to agree with each other.

Thank you for your assistance and review. Please contact our legal counsel, Callie Jones, at 801-303-5721 with further comments or questions.

Sincerely,

CancerVax, Inc.

/s/ Byron Elton
Byron Elton
CEO, President and Director